


SECURI 03054793 IMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16412

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boston Institutional Services, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 1450
(No. and Street)

Boston (City) MA (State) 02109-1803 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Ward Blodgett 617-223-5604
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant m supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

... respond to the collection of information

OATH OR AFFIRMATION

I, D. Ward Blodgett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Institutional Services, Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boston Institutional Services, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statement Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2002

(Filed as Nonconfidential Information)


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2003
313
OPC VA SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Boston Institutional Services, Inc.

In our opinion, the accompanying statement of financial condition that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, presents fairly, in all material respects, the financial position of Boston Institutional Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 11, 2003

Boston Institutional Services, Inc.

Statement of Financial Condition
At December 31, 2002

Assets	
Cash and cash equivalents	$ 10,138,161
Restricted cash	800,000
Commissions and fees receivable	321,501
Prepaid research	1,727,187
New York Stock Exchange membership, at cost (market value of $2,000,000)	2,000,000
Boston Stock Exchange membership, at cost (market value of $30,000)	30,000
Investments	3,300
Other assets	287,346
Total assets	$ 15,307,495
Liabilities and Stockholder's Equity	
Liabilities	
Accrued research and statistical services	$ 6,459,173
Payable to affiliate	635,898
Accrued expenses and other liabilities	693,365
Total liabilities	7,788,436
Stockholder's equity	
Preferred stock, Series A, $8 noncumulative, nonvoting, nonredeemable, nonconvertible, $100 par value; 1,000 shares authorized; 700 shares issued and outstanding	70,000
Preferred stock, not designated, $100 par value; 1,000 shares authorized; no shares issued and outstanding	-
Common stock, $1 par value; 7,500 shares authorized; 5,175 shares issued and outstanding	5,175
Additional paid-in capital	6,223,485
Retained earnings	1,220,399
Total stockholder's equity	7,519,059
Total liabilities and stockholder's equity	$ 15,307,495

The accompanying notes are an integral part of this financial statement.

Boston Institutional Services, Inc.

Notes to Statement of Financial Condition
December 31, 2002

1. Organization

Boston Institutional Services, Inc. (the Company) is a wholly owned subsidiary of The BISYS Group, Inc. (BISYS). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD) and the New York Stock Exchange (NYSE).

The Company provides its customers with research and statistical services consistent with its fiduciary responsibilities under Section 28(e) of the Securities Acts Amendments of 1975 and other applicable securities and fiduciary legislation and regulations.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less and money market mutual fund investments to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments
Investments include 300 NASD warrant certificates. These warrants convey the right to purchase 300 NASDAQ® shares at $13 per share, exercisable on or after June 28, 2000. If the warrants are not exercised before June 27, 2003, the exercise price increases by $1 per share for each year thereafter until June 27, 2006, at which time the warrants expire. The carrying value of the Company's investments approximated their fair values at December 31, 2002.

Research and Statistical Services
Liabilities for research and statistical services expenses are accrued as commissions are earned. Conversely, if research and statistical services expenses are incurred prior to the generation of commissions, they are recorded as prepaid research.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $800,000 has been segregated in a special reserve bank account for the exclusive benefit of customers related to commission recapture liabilities under Rule 15c3-3 of the SEC. At December 31, 2002, the Company had a liability of $600,500 owed to customers for commission recapture.

4. Net Capital Requirement

As a member of the New York Stock Exchange, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital under the Rule of $3,439,152, which was $2,919,923 in excess of its minimum required net capital of $519,229. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 2.26 to 1.

5. Guarantees

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the Company is responsible for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company's exposure applies to all trades executed through the clearing broker, therefore, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Related-Party Transactions

During the fiscal year ended December 31, 2002, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

7. Regulatory Compliance

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii) since the Company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with clearing firms.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Boston Institutional Services, Inc.

In planning and performing our audit of the statement of financial condition of Boston Institutional Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned



objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2003